UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*.

                               Nelson Thomas, Inc.

                                  Class B Common

                                     64037620

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of give percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP NO.  64037620  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SunTrust Banks, Inc. as Parent Holding Company for: Third National Corporation as Parent Holding Company and in various fiduciary capacities. 58-1575035
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) _______
                                                         (B) _______
- ------------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    57,076
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  877
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 1,765
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      33,470
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        57,953
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.24%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK


CUSIP NO.  47076020  13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Third National Corporation as Parent Holding Company of Third National Bank in Nashville and in various fiduciary capacities. 62-0858840
- ------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A) _______
                                                          (B) _______
- -----------------------------------------------------------------------
3.    SEC USE ONLY

- ------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Tennessee
- ----------------------------------------------------------------------
NUMBER OF                 5.  SOLE VOTING POWER

SHARES                    56,836
                          --------------------------------------------------
BENEFICIALLY              6.  SHARED VOTING POWER

OWNED BY                  877
                          --------------------------------------------------
EACH                      7.  SOLE DISPOSITIVE POWER

REPORTING                 1,525
                          --------------------------------------------------
PERSON                    8.  SHARED DISPOSITIVE POWER

WITH                      33,470
- ----------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        57,713
- ------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*
- ------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.21%
- ------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON*

        HC and BK



                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549

                                         SCHEDULE 13G
                          UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)     Name of Issuer:
- ---------     --------------
              Nelson Thomas, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices:
- ---------     -----------------------------------------------
              Nelson Place at Elm Hill Pike
              P.O. Box 141000
              Nashville, Tennessee 37214-1000

Item 2(a)     Name of Person Filing:
- ---------     ---------------------
              SunTrust Banks, Inc. as Parent Holding Company for Third National Corporation as Parent Holding Company and in various fiduciary capacities.

Item 2(b)     Address of Principal Business Office(s):
- ---------     ---------------------------------------
              25 Park Place, N.E.
              Atlanta, Georgia  30303

Item 2(c)     Citizenship:
- ---------     -----------
              SunTrust Banks, Inc. is a Georgia corporation; Third National Corporation is a Tennessee corporation

Item 2(d)     Title of Class of Securities:
- ---------     ----------------------------
              Common

Item 2(e)     CUSIP Number:
- ---------     ------------
              64037620





Item 3        Type of Person:
- ------        --------------
              (b)  Bank as defined in section 3(a)(6) of the Act.
              (g) Parent holding company, in accordance with para. 240,13d-1(1)(ii)(H).

Item 4        Ownership:
- ------        ---------

              Amount Beneficially Owned.  57,953

                (b)  Percent of Class:   7.24%

                (c)  Number of Shares as to which such person has:

                    (i)  Sole power to vote or to direct the vote:  57,076

                   (ii)  Shared power to vote or to direct the vote:  877

                  (iii)  Sole power to dispose or to direct the disposition
                          of: 1,765

                   (iv)  Shared power to dispose or the direct the disposition of: 33,470



Item 5       Ownership of Five Percent or Less of Class:
- ------       ------------------------------------------
             Not Applicable

Item 6       Ownership of More than 5 Percent of Behalf of Another Person:
- ------       ------------------------------------------------------------
             See Exhibit B

Item 7       Identification and Classification of the Subsidiary Which
- ------       Acquired the Security Being Reported on By the Parent Holding
             Company:
             ------------------------------------------------------------
             See Item 2 and Exhibit C

Item 8       Identification and Classification of Members of the Group:
- ------       ---------------------------------------------------------
             Not Applicable

Item 9       Notice of Dissolution of Group:
- ------       ------------------------------
             Not Applicable

Item 10      Certification:
- -------      -------------
             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

             Signature:
             ---------
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       February 3, 1995

SunTrust Banks, Inc.

By        /s/ Dennis B. Dills
          -------------------------
          Dennis B. Dills, Senior Vice President,
          SunTrust Banks, Inc. and Trust Company of Georgia




                                   EXHIBIT A

     The shares reported are held by one or more bank subsidiaries of Third National Corporation subsidiary of SunTrust Banks, Inc., in various fiduciary and agency capacities. SunTrust Banks, Inc. and such subsidiaries disclaim by beneficial interest in any of the shares reported, and the filing of this statement shall not be construed as an admission to the contrary.

                                   EXHIBIT B


Various co-trustees share the power to direct distribution of income including dividends and the proceeds from sale of securities. Additionally, various beneficiaries have the right to receive dividends.








                                                     EXHIBIT C


                                     Sole     Shared     Sole     Shared
                                   Voting     Voting   Power to  Power to
Name of Person Filing               Power      Power   Dispose   Dispose

Third National Corporation as
Parent Holding Company for:

Hamilton Bank of Upper East          240        -0-       240       -0-
Tennessee and in Various Fiduciary
Capacities
207 Mockingbird Lane
Johnson City, Tennessee 37605

Third National Bank of            56,836         877    1,525     33,470
Nashville and in Various
Fiduciary Capacities
201 4th Avenue North
Nashville, Tennessee  37244


Shares Beneficially Owned   57,953





SunTrust Banks, Inc.
25 Park Place, N.E.
Atlanta, Georgia  30303


February 3, 1995

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership by SunTrust Banks, Inc. and its subsidiaries of shares of Nelson Thomas Inc. Class B Stock.

A paper copy of this filing in the EDGAR submission format is also being forwarded to you.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,

/s/ Cynthia S. Walker
- ---------------------
Cynthia S. Walker
Trust Officer

c:    Nelson Thomas, Inc.